October 26, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attention:	Margaret Schwartz
Laura Crotty
Tracie Mariner
Al Pavot

Re:	Nava Health MD, LLC
Draft Registration Statement on Form S-1
Submitted September 13, 2022
CIK No. 0001932231

Dear Ms. Schwartz:

On behalf of Nava Health MD, LLC, a Delaware limited liability company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 11, 2022 (the “Comment Letter”), regarding the abovementioned Draft Registration Statement on Form S-1 (CIK No. 0001932231) confidentially submitted by the Company on September 13, 2022 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is concurrently submitting it with this response letter. The revised Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are restated below in bold text, with each comment followed by the Company’s response. We have included page numbers to refer to the location in the revised Registration Statement, submitted on the date hereof, where the revised language addressing a particular comment appears. Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in the revised Registration Statement.

Draft Registration Statement on Form S-1, Submitted September 13, 2022

Cover Page

1.	We note your statement on page 93 that after the offering Ascend One, currently at 78.45% ownership, may be able to effectively influence the outcome of all matters requiring approval by your stockholders, amendments to your Charter and approval of significant corporate transactions. Please revise the cover page to include the identity of your controlling stockholder, the amount of voting power the controlling stockholder will own following the completion of the offering, whether you qualify as a “controlled company” under Nasdaq listing rules and if so, whether you intend to rely on any exemptions from the corporate governance requirements that are available to controlled companies.

Nava Health MD, LLC

October 26, 2022

Response: In response to the Staff’s comment, the Company has revised the cover page of the revised Registration Statement to add “After completion of this offering, Bernaldo Dancel our President and Chief Executive Officer, through beneficial ownership of outstanding shares of common stock, will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq and are eligible for certain exemptions from these rules, though we do not intend to rely on any such exemptions. See “Risk Factors – We will be a ‘controlled company’ within the meaning of the listing rules of Nasdaq and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies” on page 11 for more information.”

Prospectus Summary

Our Company, page 1

2.	Please revise to disclose the states in which you operate your telehealth services. If they are the same as the states in which you operate your physical locations, please revise to state such.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 1 of the revised Registration Statement.

Competitive Strengths, page 2

3.	We note your statement on page 3 that you aggregate signal data from the rigorous Advanced Biophysical Testing, health assessment, client medical history and personal goals. Please revise to define Advanced Biophysical Testing.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 3 of the revised Registration Statement.

4.	We note your statement on page 3 that you use a data driven approach and you believe using Nava Client helps minimize human bias. Please revise to clarify whether your technology simply aggregates data from various sources or actually provides deductions or analyses.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 3 of the revised Registration Statement.

5.	We note your statement on page 3 that you believe the teamwork between practitioners and your clients helps to insulate you from client attrition related to a single practitioner and allows you to offer functional solutions to clients’ overall health concerns. Please revise to provide a quantification of your recent attrition rates.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 3 of the revised Registration Statement by striking this statement because we are unable to provide verified quantification of these rates.

Nava Health MD, LLC

October 26, 2022

6.	On page 3 you state that you operate using a membership model with graduating membership tiers, where each increasing tier receives additional benefits and client incentives. Elsewhere, such as on page 66, you indicate there are only two membership tiers. Please reconcile.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 3 of the revised Registration Statement and reconciled the disclosure on page 3 to the disclosure regarding the Company’s membership model throughout the revised Registration Statement.

7.	On page 3 you mention that your integrated lab services drive revenue and your branded products and nutraceuticals drive additional high-margin revenue. Please revise to state that you are operating at a net loss.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 3 of the revised Registration Statement.

Risk Factors, page 11

8.	Please revise to provide risk factor disclosure concerning the effect that a loss of the Management Services Agreement would have on your business, or advise. Include a summary risk factor to the extent appropriate.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 29 of the revised Registration Statement.

Industry and Market Data, page 41

9.	We note your statements that you have not independently verified third party information; industry and general publications, studies and survey data may not be reliable; and you cannot guarantee the accuracy or completeness of information provided. To the extent these disclaimers were intended to apply to forward looking statements, please revise to clarify. Alternatively, revise to clarify that you are liable for information you include in your registration statement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 41 of the revised Registration Statement.

Use of Proceeds, page 42

10.	Please revise your use of proceeds disclosure to disclose the total estimated cost of each of the specified purposes for which the net proceeds are intended to be used, and, if material amounts of other funds are necessary to accomplish the specified purposes, provide an estimate of the amounts of such other funds and the sources thereof.

Nava Health MD, LLC

October 26, 2022

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 42 of the revised Registration Statement.

Overview

Impact of COVID-19, page 50

11.	We note your disclosure stating that through the first 3 months of 2022, you have not experienced a negative impact at your center due to the current COVID-19 situation. Please amend your filing to update your disclosure.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 50 of the revised Registration Statement.

Business, page 59

12.	We note your statement on page 14 that the wellness market is highly competitive. Please revise to describe the competitive business conditions and your competitive position in the industry and methods of competition, as required by Item 101(h)(4)(iv) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 67 of the revised Registration Statement to add a description of the competitive business conditions and the Company’s competitive position in the industry and methods of competition.

13.	We note on page 29 that you have entered into license agreements. For each material license agreement please describe the following:

•	Nature and scope of intellectual property transferred;

•	Each parties’ rights and obligations;

•	Duration of agreement and royalty term;

•	Termination provisions;

•	Up-front or execution payments paid;

•	Aggregate amounts paid to date under agreement;

•	Aggregate future potential milestone payments to be paid; and

•	Royalty rates or a royalty range

Please also file the agreement(s) pursuant to Item 601(b)(10) of Regulation S-K. Finally, please also describe the extent to which your technology is patented and whether you rely on open source software.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 29 of the revised Registration Statement by striking this disclosure to reflect that the Company has not entered into material license agreements. The Company relies on proprietary rights that it seeks to protect, including trade secrets, and other proprietary information that is not patentable or that the Company has elected not to patent, as disclosed on page 28 of the revised Registration Statement.

Nava Health MD, LLC

October 26, 2022

Our Company, page 59

14.	You state on page 59 that preventative medicine is one of the fastest-growing healthcare fields. Please revise to provide support for this statement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 59 of the revised Registration Statement.

15.	On page 59 you refer to Nava’s data collection system as best-in-class. Please revise to provide support for this statement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 59 of the revised Registration Statement.

How the Nava Method Works, page 63

16.	We note your disclosure on pages 63-64 concerning the emerging market trends in each of your markets. In addition to the CAGR you currently cite, please revise to also provide the current market size.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 63 and 64 of the revised Registration Statement to add the most current available market size for each of our markets.

Competitive Strengths, page 68

17.	On page 15 you state: “The sudden loss of any of Nava’s payor partners, or the renegotiation of any of Nava’s payor contracts, could adversely affect our operating results.” On page 68 you state: “We accept insurance and cash depending on the treatment/therapy. However, throughout the business, we have operated on a cash basis and are not dependent on insurance, insulating Nava from changes in coverage.” Please revise to clarify the extent to which you rely on insurance payors and the effect insurance has on your business.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 68 of the revised Registration Statement.

Practice Structure, page 69

18.	We note your statement on page 70: “Nava is paid a monthly fee that is equal to a percentage of Nava Medical’s net revenues for the applicable month.” Please revise to provide this percentage or a range within ten percentage points.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 70 of the revised Registration Statement.

Nava Health MD, LLC

October 26, 2022

Executive and Director Compensation

Employment Agreements, page 82

19.	You state that you entered Non-Disclosure, Non-Competition and Non-Solicitation Agreements with certain of your executive officers. Please file these as exhibits or a form thereof pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff's comment and advises the Staff that the form of Non-Disclosure, Non-Competition and Non-Solicitation Agreements entered into by certain of the Company’s executive offices is filed as Exhibit C to exhibit 10.8, filed with the revised Registration Statement.

Certain Relationships and Related Person Transactions, page 89

20.	We note your statement that Dr. Douglas Lord does not receive any additional compensation as a result of his ownership interest in Nava Medical. Please clarify what this statement means and the compensation Nava Medical receives under the MSA.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 91 of the revised Registration Statement. Due to the structure of the MSA, Nava Medical has no or minimal net income. As a result, Dr. Douglas Lord does not receive any distributions due to his ownership interest in Nava Medical. Pursuant to the MSA, Nava Medical receives administrative, management and other business support services, including, but not limited to, billing and collection, accounting, legal, human resources, information technology, compliance and recruiting assistance from Nava. As compensation for these services, Nava Medical pays a monthly fee equal to approximately fifty percent (50%) of Nava Medical’s net revenue for the applicable month to Nava, subject to state laws and other regulations governing professional fee-splitting.

Description of Capital Stock, page 94

21.	We note your risk factor on page 37: “Our Charter and Bylaws, and Maryland law may have anti-takeover effects that could discourage, delay or prevent a change in control, which may cause our stock price to decline.” Please revise this section to include the information required by Item 202(a)(5) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised pages 95 and 96 of the revised Registration Statement.

Material U.S. Federal Income Tax Considerations, page 96

22.	We note your statement that “[t]he following is a summary of certain material U.S. federal income tax consequences . . . .” Please revise your disclosure here to clarify that this section addresses the material U.S. federal income tax considerations as opposed to “certain” material U.S. federal income tax considerations.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 97 of the revised Registration Statement.

Nava Health MD, LLC

October 26, 2022

Underwriting, page 104

23.	We note your statement on page 104 that “[t]he actual offering price of the Shares we are offering will be negotiated between us and the underwriters.” Please revise to describe the various factors considered in determining such offering price as required by Item 505(a) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 107 of the revised Registration Statement to add “Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the Company and the representative. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.”

Interim Condensed Consolidated Financial Statements (unaudited) for the six months ended June 30, 2022 and June 30, 2021

Unaudited Condensed Consolidated Balance Sheets, page F-20

24.	Please tell us, and disclose as necessary, how total notes payable in the amount of $834,000 as of June 30, 2022 reconciles to the disclosures in Note 5 on pages F-29 through F-30.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-29 and F-30 of the revised Registration Statement to add the following disclosures:

“On September 16, 2021, Nava Medical issued a promissory note (the “September 16, 2021 Note”) in the amount of $49,097, at which time the entire balance of $49,097 was received to purchase therapy equipment. The September 16, 2021 Note bears interest at a rate of 2.578% per year and is payable in no event later than 24 months from the effective date. The balance of the September 16, 2021 Note as of December 31, 2021 was $43,054. The balance of the May 5, 2021 Note as of June 30, 2022 was $30,950.”;

“On December 2, 2021, Nava Medical issued a promissory note (the “December 2, 2021 Note”) in the amount of $40,250, at which time the entire balance of $40,250 was received to purchase therapy equipment. The December 2, 2021 Note bears interest at a rate of 7.950% per year and is payable in no event later than 36 months from the effective date. The balance of the December 2, 2021 Note as of December 31, 2021 was $40,250. The balance of the May 5, 2021 Note as of June 30, 2022 was $34,188.”; and

“On May 4, 2022, Nava Medical issued a promissory note (the “May 4, 2022 Note”) in the amount of $159,000, at which time the entire balance of $159,000 was received to purchase therapy equipment. The May 4, 2022 Note bears interest at a rate of 6.852% per year and is payable in no event later than 66 months from the effective date. The balance of the May 3, 2022 Note as of June 30, 2022 was $159,000.”

The disclosure in the revised Registration Statement reconciles the total notes payable in the amount of $834,000 as of June 30, 2022 to the disclosure in Note 5 on pages F-29 and F-30.

Nava Health MD, LLC

October 26, 2022

Item 17. Undertakings, page II-3

25.	We note that you checked the Rule 415 box on the cover page. To the extent you are conducting an offering under Rule 415 please revise to provide the required undertakings in Item 512(a) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages II-3 and II-4 of the revised Registration Statement.

Exhibits

26.	Please file the consent of each director nominee as an exhibit to your registration statement. See Rule 438 of the Securities Act of 1933 for guidance.

Response: The Company acknowledges the Staff's comment and advises that it will file the consent of each director nominee as an exhibit to the Registration Statement.

General

27.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment and advises that it will provide copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act.

If you have any questions or require additional information, please contact the Company’s counsel, Rachel M. Jones at (410) 528-4652 or at rmjones@venable.com or Eric R. Smith at (410) 528-2355 or at ersmith@venable.com, of Venable LLP.

Sincerely,

By:	/s/ Eric Smith

cc:	Bernaldo Dancel, Nava Health MD, LLC Chien-Chien Jacques, Nava Health MD, LLC
Rachel Jones, Esq., Venable LLP